Filed with the Securities Exchange Commission on February 9, 2001
                             SEC File No. 005-34214

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     ---------------------------------------

                               Amendment No. 1 to

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SonomaWest Holdings, Inc.
                        (Name of Subject Company--Issuer)

                            SonomaWest Holdings, Inc.
                         (Name of Filing Person--Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    83567109
                      (CUSIP Number of Class of Securities)

                                  Gary L. Hess
                            SonomaWest Holdings, Inc.
                             1448 Industrial Avenue
                          Sebastopol, California 95472
                                 (707) 824-2548
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                              Roger S. Mertz, Esq.
                     Allen Matkins Leck Gamble & Mallory LLP
                       333 Bush Street, Seventeenth Floor
                      San Francisco, California 94104-2806
                                 (415) 837-1515

                            CALCULATION OF FILING FEE
               --------------------------------------------------
                   Transaction valuation Amount of filing fee

                            $3,000,000(1) $600.00(2)
  (1) Estimated for purposes of calculating the amount of the filing fee only.
  (2) Previously paid.

The amount assumes the purchase of 375,000 shares of the SonomaWest Holdings, Inc.'s common stock, at $8.00 per share, in accordance with terms of the Offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934.
               --------------------------------------------------
         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:
         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates: [ ] third-party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4.
         [X] going-private transaction subject to Rule 13e-3.
         [  ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT


     This Amendment No. 1 to Schedule TO (the "Statement") supplements the Tender Offer Statement on Schedule TO filed on January 16, 2001 relating to the tender offer by SonomaWest Holdings, Inc., a California corporation (the "Company"), to purchase up to 375,000 shares (or such lesser number of shares that are properly tendered) of its common stock tendered pursuant to the tender offer at a purchase price of $8.00 per share ("Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal.

     This Statement contains a press release, dated February 9, 2001, issued by the Company announcing its financial results for the three and six month periods ended December 31, 2000. Concurrent with the filing of this Statement, the Company is filing with the Securities and Exchange Commission its quarterly report on Form 10-Q. Because tendering shares in the Tender Offer may end a shareholder's ownership interest in the Company, the Company believes that the financial condition of the Company is relevant to the shareholder's determination of whether the Offer Price is fair and whether the shareholder should tender in the Offer.

     The information in the Offer to Purchase and in the related Letter of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference, except as otherwise set forth below.

ITEM 12.  EXHIBITS.

*(A)(1) Offer to Purchase dated January 8, 2001.

*(A)(2) Form of Letter of Transmittal for Common Stock.

*(A)(3) Form of Notice of Guaranteed Delivery.

*(A)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(A)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
        Trust Companies and Other Nominees.

*(A)(6) Letter to Shareholders of the Company.

*(A)(7) Guidelines  for  Certification  of  Taxpayer  Identification  Number of
        Substitute Form W-9.

*(A)(8) Text of Press Release issued by the Company, dated January 8, 2001.

(A)(9)  Text of Press Release issued by the Company, dated February 9, 2001.

*Previously filed with Schedule TO (File No. 005-34214) filed with the SEC on January 16, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001

                              SONOMAWEST HOLDINGS, INC.

                                  /s/ Gary L. Hess
                               -------------------------------------
                               By: Gary L. Hess
                               Title: President and Chief Executive Officer

                                 EXHIBIT INDEX

*(A)(1) Offer to Purchase dated January 8, 2001.

*(A)(2) Form of Letter of Transmittal for Common Stock.

*(A)(3) Form of Notice of Guaranteed Delivery.

*(A)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(A)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
        Trust Companies and Other Nominees.

*(A)(6) Letter to Shareholders of the Company.

*(A)(7) Guidelines  for  Certification  of  Taxpayer  Identification  Number of
        Substitute Form W-9.

*(A)(8) Text of Press Release issued by the Company, dated January 8, 2001.

 (A)(9) Text of Press Release issued by the Company, dated February 9, 2001.

*Previously filed with Schedule TO (file No. 005-34214) filed with the SEC on January 16, 2001.


                                  EXHIBIT(A)(9)


February 9, 2001

NEWS RELEASE

Contact: Gary L. Hess, President    (707) 824-2548

Headline:  SonomaWest Holdings Announces Financial Results

SEBASTOPOL,  CA  ....................  SonomaWest Holdings,  Inc. (NASDAQ: SWHI)
(formerly Vacu-dry Company) today announced its financial results for the three and six month periods ended December 31, 2000.

FINANCIAL RESULTS

Prior to August 1999, SonomaWest Holdings operated (as Vacu-dry Company) in three business segments: industrial dried fruit ingredients, organic packaged foods and real estate. In July 1999, the Company completed the sale of its core industrial dried fruit ingredients product lines in conjunction with an announcement of its strategic plan to increase shareholder value by exiting businesses with low returns and high capital requirements. Subsequent to that, SonomaWest has been selling off all remaining industrial ingredients product lines and inventories. In June 2000, the Company completed the sale of its Made In Nature line of organic packaged foods including the intellectual property and dried fruit inventory related to these operations for $1.1 million. All remaining assets of the ingredients and organic packaged foods operations (primarily inventory) are actively being marketed. Accordingly, the results of continuing operations represent only the Company's real estate rental operations. All other product lines have been classified as discontinued operations.

SECOND QUARTER RESULTS

The Company reported a net loss of ($9,000) or ($0.01) per share for the second quarter of fiscal 2001 ended December 31, 2000 versus a net loss of ($528,000)
or ($0.35) per share for the corresponding quarter in fiscal 2000. The fiscal 2001 results consisted of a net loss from continuing operations of ($66,000) or ($0.05) per share on rental revenues of $311,000 and net earnings of $57,000 or $0.04 per share (diluted) from discontinued operations. The corresponding amounts from fiscal 2000 were a net loss from continuing operations of ($45,000) or ($0.03) per share on rental revenues of $465,000 and a net loss from discontinued operations of ($483,000) or ($0.32) per share.

SIX MONTH RESULTS

The Company reported a net loss of ($30,000) or ($0.02) per share for the first six months of fiscal 2001 ended December 31, 2000 versus net earnings of $2,997,000 or $1.93 per share (diluted) for the corresponding period in fiscal 2000. The fiscal 2001 results consisted of a net loss from continuing operations of ($177,000) or ($0.12) per share on rental revenues of $554,000 and net earnings of $147,000 or $0.10 per share (diluted) from discontinued operations. The corresponding amounts from fiscal 2000 were a net loss from continuing operations of ($181,000) or ($0.12) per share on rental revenues of $666,000 and net earnings from discontinued operations of $3,178,000 or $2.05 per share (diluted).

CURRENT STATUS

The Company has committed itself to a $3 million venture capital investment in MetroPCS, a privately-held telecommunications company, which owns 30 megahertz bandwidth PCS (Personal Communication Service) licenses covering over 21 million people in the San Francisco Bay Area and two other attractive metropolitan U.S. markets, Miami and Atlanta.

In the second quarter the Company repurchased and retired 112,000 warrants. SonomaWest Holdings is now in the middle of a fixed price tender offer for 375,000 shares of its common stock, at $8.00 per share net. This offer is currently set to expire February 15, 2001.

Efforts continue to lease 191,000 square feet of vacant space (mostly from its former operations) which represents 40% of the total 476,000 square feet of available space at both locations.

This release contains forward-looking statements regarding future events and future performance of the company that involve risks and uncertainties that could cause actual results to differ materially. We refer you to documents that the company files from time to time with the Securities and Exchange Commission, such as Form 10-K, Form 10-Q and Form 8-K reports, which contain a description of certain factors that could cause actual results to differ from current expectations and the forward-looking statements contained in this release.